EXHIBIT 12.1

BOSTON PROPERTIES LIMITED PARTNERSHIP

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED DISTRIBUTIONS

Boston Properties Limited Partnership’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the six months ended June 30, 2015 and the five years ended December 31, 2014 were as follows:

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income from unconsolidated joint ventures and gains on consolidation of joint ventures	$200,910	$353,758	$254,536	$244,561	$225,277	$148,921
Gains on sales of real estate	95,084	174,686	—	—	—	2,734
Amortization of interest capitalized	4,978	8,211	5,522	5,278	4,188	2,660
Distributions from unconsolidated joint ventures	5,769	7,372	17,600	20,565	22,451	10,733
Fixed charges (see below)	236,799	514,868	522,070	465,586	446,633	419,881
Subtract:
Interest capitalized	(16,815)	(52,476)	(68,152)	(44,278)	(48,178)	(40,981)
Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(20,258)	(28,958)	(5,818)	—	—	—

Total earnings	$506,467	$977,461	$725,758	$691,712	$650,371	$543,948

Fixed charges:
Interest expensed	$217,291	$455,743	$447,240	$413,564	$394,131	$378,079
Interest capitalized	16,815	52,476	68,152	44,278	48,178	40,981
Portion of rental expense representative of the interest factor	2,693	6,649	6,678	7,744	4,324	821

Total fixed charges	$236,799	$514,868	$522,070	$465,586	$446,633	$419,881

Preferred distributions	5,213	11,523	14,103	3,497	3,339	3,343

Total combined fixed charges and preferred distributions	$242,012	$526,391	$536,173	$469,083	$449,972	$423,224

Ratio of earnings to fixed charges	2.14	1.90	1.39	1.49	1.46	1.30

Ratio of earnings to combined fixed charges and preferred distributions	2.09	1.86	1.35	1.47	1.45	1.29